Exhibit 99.3

Amendment to
Note Purchase Agreement

This Amendment To The Note Purchase Agreement (this "Amendment") is dated as of November_7_, 2013, among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "Issuer"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("Holdings"), a Delaware corporation, STUDENT TRANSPORTATION INC. f/k/a STUDENT TRANSPORTATION OF AMERICA LTD. ("Parent"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the Insurance Companies Act of Canada ("Sun Life"), LONDON LIFE INSURANCE COMPANY, a corporation existing under the Insurance Companies Act of Canada ("London Life"), those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a "Noteholder and collectively the "Noteholders") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "Trustee").

Preliminary Statements

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006, as amended pursuant to amendments dated July 23, 2007, August 11, 2008, February 18, 2009, October 2, 2009, June 1, 2010, November 10, 2011, March 27, 2012, October 3, 2012 and February 27, 2013 and as otherwise amended from time to time to the date hereof (the "Note Purchase Agreement");

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend certain provisions of the Note Purchase Agreement to permit the issuance of additional Convertible Notes and the payments and conversions with respect thereto, and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

Now, Therefore, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Definitions

Section 1.1  Use of Defined Terms.  Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

Article II
Amendments

Section 2.1.  Section 11.2 of the Note Purchase Agreement is hereby amended by inserting the phrase “; provided that, the Newco Convertible Notes and the Newco Note may only be issued by Newco and Holdings, respectively, (i) on or before September 30, 2014, or (ii) at any time thereafter, only with the prior written consent of the Noteholders not to be unreasonably withheld” on the last line of such Section following the phrase “having been incurred”.

Section 2.2.  Section 12 of the Note Purchase Agreement is hereby amended by (a) replacing the “.” at the end of paragraph (n) with “; or”, and (b) inserting the following new paragraph (o) following paragraph (n):

“(o)           (A) the Parent or Newco shall modify any of the terms or conditions relating to the Convertible Notes in a manner adverse to the Noteholders or make any voluntary prepayment thereof or effect any voluntary redemption thereof or make any other payment on account of the Convertible Notes other than the payment of interest when due (provided, however, that nothing herein shall restrict the conversion of the Convertible Notes in accordance with the terms of the Convertible Notes or the Convertible Note Indenture, nor shall such conversion be considered an Event of Default hereunder) or (B) any default shall occur under the Convertible Note Indenture without giving effect to any “standstill” provision contained in the Convertible Note Indenture.”

Section 2.3.  The definition of “Convertible Notes” appearing in Schedule B to the Note Purchase Agreement is hereby amended in its entirety and as so amended shall read as follows:

 “Convertible Notes” means (I) the convertible senior unsecured subordinated notes of the Parent (A) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum; (B) issued on June 7, 2011 in an aggregate principal amount of $60,000,000 (the “U.S. Convertible Notes”), having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum; and (C) issued on or about November 12, 2013, but not later than December 15, 2013 in an aggregate principal amount of up to CAN$86,250,000, having a maturity date of June 30, 2019, with no amortization and bearing interest at 6.25% per annum (the “2013 Convertible Notes”) and (II) substantially concurrent with the redemption of the U.S. Convertible Notes, the Newco Convertible Notes. Each reference to the “Convertible Notes” shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require and shall include any replacement, renewal, refinancing or extension thereof that (i) does not exceed the aggregate principal amount of the Convertible Notes being replaced, renewed, refinanced or extended, (ii) contains terms substantially identical (except for interest rate) to the Convertible Notes being replaced, renewed, refinanced or extended and (iii) does not bear interest at a rate per annum in excess of the rate borne by the Convertible Notes being replaced, renewed, refinanced or extended.

Section 2.4.  The definition of “Subordinated Indebtedness” appearing in Schedule B to the Note Purchase Agreement is hereby amended by inserting the phrase “or Newco” after the phrase “each Convertible Note issued by Parent”.

Article III
Representations, Warranties and Covenants

Section 3.1.  Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent (collectively, the "Companies" and individually a "Company") hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

Section 3.2.  Organization; Power and Authority. Each Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Company has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Amendment and to perform the applicable provisions of the Note Purchase Agreement and this Amendment.

Section 3.3.  Due Authorization, Non-Contravention, etc. The execution, delivery and performance by each of the Companies of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a)	contravene any Company's constituent documents;

(b)	contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Companies; or

(c)	result in, or require the creation or imposition of, any Lien on any Company's property.

Section 3.4.  Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by each of the Companies of this Amendment.

Section 3.5.  Validity, etc. Each Company has duly executed and delivered this Amendment.  This Amendment constitutes the legal, valid and binding obligation of each of the Companies enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Section 3.6.  Default.  No Default or Event of Default under the Note Purchase Agreement as amended by this Amendment has occurred and is continuing.

Section 3.7.   Subordination of Convertible Notes. Each of the Issuer, Holdings and Parent covenant that, upon execution of the Convertible Note Indenture (in respect of the 2013 Convertible Notes and the Newco Convertible Notes) and issuance of the 2013 Convertible Notes and/or the Newco Convertible Notes, that the payment of the principal of, the premium (if any) and of any interest with respect to such Convertible Notes shall be subordinate in right of payment to the prior payment in full of all Notes, provided, however,  that Parent (or Newco, as applicable) may make payments of interest on such Convertible Notes unless or until an Event of Default  has occurred and is continuing and in respect of which notice has been given to the Issuer, Holdings or Parent by or on behalf of the Noteholders.

Section 3.8.  Use of Proceeds.  The net proceeds received by Parent in connection with the issuance of the 2013 Convertible Notes shall be used to repay indebtedness to the Lenders (as defined in the Third Amended and Restated Credit Agreement, dated February 4, 2011 (as amended)) incurred in accordance with the terms of the Third Amended and Restated Credit Agreement, dated February 4, 2011 (as amended).

Article IV
Effectiveness

Section 4.1Effectiveness. This Amendment shall not become effective until the Noteholders shall have received the following all in form and substance satisfactory to the Noteholders:

(a)	this Amendment shall have been duly executed and delivered to the Trustee and each of the Noteholders by each of the Companies;

(b)
a fully executed fifth amendment to the third amended and restated credit agreement between, inter alia, the Issuer, Holdings, BMO Harris Bank N.A., and the financial institutions party thereto as lenders dated as of February 4, 2011, as amended from time to time, in form and substance satisfactory to the Noteholders;

(c)	the representations and warranties of the Companies herein and of the Note Purchase Parties in the Note Purchase Agreement shall be true and correct;

(d)	no Default or Event of Default shall have occurred and be continuing or would occur as a result of the issuance of the 2013 Convertible Notes;

(e)
the Noteholders shall have received a certificate demonstrating to the Noteholders’ satisfaction that since June 30, 2013, there has been no change in the condition (financial or otherwise) of the Issuer and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect; and

(f)	the Noteholders shall have received payment of the Amendment Fee.

Article V
Miscellaneous Provisions

Section 5.1.  Fees, Costs and Expenses. In consideration of the Noteholders' agreement to the provisions of this Amendment, the Issuer agrees to pay to the Noteholders a fee (the "Amendment Fee") in connection with the completion of this Amendment equal to US$35,000 (payable US$20,000 to Sun Life and US$15,000 to London Life). The Issuer agrees to pay the Amendment Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee and the Noteholders in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 5.2.  Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement, the Notes and each other Security Document is hereby ratified, approved and confirmed in each and every respect.  Each of the Companies hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement and the Notes, each as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of each of the Companies thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement or a Note being sufficient to refer to the Note Purchase Agreement or such Note, as applicable, as amended hereby.

Section 5.3.  Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.4.  Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.  Counterparts may be executed and delivered in original, facsimile or portable document format (pdf) form to the other parties hereto and the parties hereto agree to accept any such executed counterparts as original signed versions of this Amendment.

Section 5.5.  Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

Section 5.6.  Continued Effectiveness. Nothing contained in this Amendment shall be deemed to be a waiver by the Trustee or the Noteholders of compliance by any Company of any covenant or agreement contained in, or a waiver of any Default or Event of Default under, the Note Purchase Agreement or applicable Security Document and each of the parties hereto agree that the Note Purchase Agreement as amended by this Amendment shall remain in full force and effect.

Section 5.7.  Benefit of the Agreement. This Amendment shall enure to the benefit of and be binding upon each of the Companies, the Trustee and the Noteholders and their respective successors and permitted assigns.

Section 5.8.  Invalidity of any Provisions. Any provision of this Amendment which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such prohibition in such jurisdiction without invalidating the remaining terms and provisions hereof and no such invalidity shall affect the obligation of the Companies to pay the Obligations in full.

Section 5.9.  Further Assurances. Each of the parties hereto agrees to execute and deliver or cause to be executed and delivered all such instruments and to take all such action as the other party may reasonably request, and at the expense of such other party in order to more fully effectuate and accomplish the intent and purposes of and to carry out the terms of this Amendment.

Section 5.10.  Consent to Jurisdiction. Each of the Companies hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Illinois in respect of any action, suit or proceeding arising out of or relating to the Note Purchase Agreement or this Amendment and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such court.  Each of the Companies hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.  Each of the Companies agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section shall affect the right of the Trustee or any Noteholder to bring any suit, action or proceeding against the Companies (or any one or more of them) or their respective assets in the courts of any other jurisdiction.

Section 5.11.  Time of the Essence. Time shall be of the essence in this Amendment in all respects.

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IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

[Amendment to Note Purchase Agreement]

[Amendment to Note Purchase Agreement]